[IMAGEWARE SYSTEMS, INC.]

October 31, 2005

BY FAX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman, Branch Chief - Legal

Re:                              ImageWare Systems, Inc.

Registration Statement on Form S-3

Filed October 18, 2005

File No. 333-127829

Dear Mr. Shuman:

ImageWare Systems, Inc. hereby requests acceleration of the effective date of the above-referenced amended registration statement on Form S-3 so that such registration statement shall become effective at 4:30 p.m. EST on Thursday, November 3, 2005, or as soon thereafter as practicable.

The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

IMAGEWARE SYSTEMS, INC.

By:	/s/ S. James Miller	,
S. James Miller
Chief Executive Officer